

Deloitte
Touche
Tohmatsu

Companhia Aços Especiais Itabira - Acesita



82-3769

dlw 9/3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Acesita S.A.

Interim Financial Statements for the Quarter and Semester Ended June 30, 2003 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Paraíba, 1.122 - 20º e 21º
30130-141 - Belo Horizonte - MG
Brasil

Telefone : (31) 3269-7400
Fac-símile: (31) 3269-7470
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Acesita S.A.
Belo Horizonte - MG

1. We have made a special review of the accompanying quarterly financial information of Acesita S.A. (the "Company") as of and for the three and six-month periods ended June 30, 2003, consisting of the balance sheet as of June 30, 2003, the statement of operations for the three and six-month periods then ended, management's report on performance and significant information, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices. This information is the responsibility of the Company's management. The quarterly financial information of Cia. Siderúrgica de Tubarão - CST as of and for the three and six-month periods ended June 30, 2003 was reviewed by other independent accountants, and our report, insofar as it relates to the amounts of this investment and the related equity pick-up, is based solely on the report of those independent accountants.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company's accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or may have had significant effects on the financial position and results of operations of the Company.

3. Based on our special review, and on the special review report issued by the independent accountants of Cia. Siderúrgica de Tubarão - CST, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly financial information.

4. Previously, we had reviewed the balance sheet as of March 31, 2003 and the statement of operations for the three and six months ended June 30, 2002, and issued unqualified review reports thereon, dated May 9, 2003 and August 12, 2002, respectively, including the same reference to the review performed by the other independent accountants, as mentioned in [illegible] above

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, August 6, 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Paulo Manuchakian
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

BALANCE SHEETS AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais)
(Unaudited)

A S S E T S	June 30, 2003	March 31, 2003
CURRENT ASSETS:		
Cash and cash equivalents	54,956	18,502
Accounts receivable	153,151	149,557
Inventories	335,311	335,762
Recoverable taxes	18,017	29,628
Swap differentials receivable	-	92,596
Investments held for sale	-	485,439
Other	28,058	25,954
	589,493	1.137.438
NONCURRENT ASSETS:		
Investments held for sale	188,274	201,052
Receivables from affiliated companies	219,957	265,840
Deferred and recoverable taxes	286,660	295,101
Escrow deposits	116,891	106,258
Swap differentials receivable	-	48,410
Other	72,141	71,904
	883,923	988,565
PERMANENT ASSETS:		
Investments	136,160	131,322
Property, plant and equipment	1,805,658	1,828,100
	1,941,818	1,959,422
TOTAL ASSETS	3,415,234	4,085,425

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

BALANCE SHEETS AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais)
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2003	March 31, 2003
CURRENT LIABILITIES:		
Loans	995,298	1,020,357
Debentures	5,637	518,563
Suppliers	211,183	253,088
Payroll and related charges	29,424	24,198
Accrued taxes	8,283	8,173
Payables to affiliated companies	39,023	28,214
Other	75,575	50,407
	1,364,423	1,903,000
LONG-TERM LIABILITIES:		
Loans	674,122	844,047
Debentures	32,830	32,830
Accrued taxes	236,248	243,150
Income and other taxes in litigation	93,144	90,414
Reserve for contingencies	31,245	30,264
Other	44,111	48,995
	1,111,700	1,289,700
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	501,355	614,715
Accumulated deficit	(464,176)	(623,922)
	939,111	892,725
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,415,234	4,085,425

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTER AND SEMESTER ENDED JUNE 30, 2003 AND 2002
(In thousands of Brazilian reais, except for per share data)
(Unaudited)

	Quarter		Semester	
	2003	2002	2003	2002
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic and export	622,679	430,336	1,248,272	794,065
Taxes, deductions and discounts	(86,088)	(63,620)	(170,466)	(125,339)
Net sales	536,591	366,716	1,077,806	668,726
COST OF SALES AND SERVICES	(409,028)	(284,934)	(776,989)	(535,485)
Gross profit	127,563	81,782	300,817	133,241
OPERATING (EXPENSES) INCOME:				
Selling	(28,977)	(17,524)	(55,960)	(31,074)
General and administrative	(24,653)	(17,269)	(44,727)	(34,546)
Other, net	(2,719)	(361)	(4,964)	4,772
Income before financial items and equity in subsidiaries and affiliates	71,214	46,628	195,166	72,393
FINANCIAL ITEMS:				
Financial expenses	(85,760)	(76,634)	(205,300)	(135,247)
Financial income	8,973	1,584	22,337	13,974
Monetary variations, net	68,542	(121,172)	38,515	(143,487)
EQUITY IN SUBSIDIARIES AND AFFILIATES	34,151	(38,170)	100,692	(40,894)
Income (loss) from operations	97,120	(187,764)	151,410	(233,261)
NONOPERATING EXPENSE, NET	(50,936)	(6,101)	(50,120)	(5,320)
Income (loss) before taxes on income	46,184	(193,865)	101,290	(238,581)
INCOME AND SOCIAL CONTRIBUTION TAXES	201	-	-	-
Net income (loss)	46,385	(193,865)	101,290	(238,581)
Outstanding shares at end of period - thousands	742,939,864	742,939,864	742,939,864	742,939,864
Earnings (loss) per thousand shares (R$)	0.06	(0.26)	0.14	(0.32)

The accompanying notes are an integral part of these financial statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company; its main activities are the production and sale of special steel, agribusiness, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of June 30, 2003, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% directly owned) - steel distribution and processing for third parties and subsequent sale to end consumers, under the name "Amorim Comercial", as well as equity interests in other companies, as follows:
  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30.00% owned - 30.00% of voting capital) - trade office in Argentina;
  - A. P. Participações S.A. - (100.00% owned) - investment company.
- Aços Planos do Sul S.A. (50.10% directly owned) - equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (11.43% owned - 29.64% of voting capital) - production and sale of non-flat steel and iron and other related products.
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office.
- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - Services related to tubing, cutting and finishing of steel products.
- Aços Villares S.A. - (4.41% directly owned - 4.41% of voting capital) - production and sale of non-flat steel, iron and other related products.

The Company has had a significant inbalance between the maturities of its current and long-term liabilities, impacting the financial statements with current liabilities significantly in excess of current assets.

Accordingly, Company management has been taking measures aiming to reestablish financial equilibrium, including the sale of non-strategic investments and negotiations for extending current debt maturities.

Therefore, in continuation of the process for the sale of its investment in Companhia Siderúrgica de Tubarão - CST, already widely publicized, on March 27, 2003, Company management entered into a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct investment in CST, as well as CST's shares held through Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Share Purchase and Sale Agreement fixed the sales price at US$22.66 per thousand CST shares of any type and class, totaling US$161,771,523, and defined April 24, 2003 as the date for the effective transfer of shares and financial liquidation of the operation.

To improve the process for of sale the ownership interest, shares not linked to the aforementioned CST Shareholders' Agreement, directly and indirectly held by Acesita, were transferred to two new companies formed specifically for that purpose - APSL ON/PN Participações S.A. and APSL Arcelor Participações S.A.. Accordingly, the sale of CST's shares not linked to the aforementioned Shareholders' Agreement, and directly and indirectly held by Acesita, was carried out through the sale of shares of these two new companies.

The transaction was finalized on April 24, 2003, and Acesita received the amount of R$487,628 in payment for the 14.0% of CST's total capital (7.44% of voting capital). This sale generated nonoperating income of R$1,097, before taxes on the sale proceeds and other expenses related to the sale process, which totaled R$20,106, recorded under Nonoperating Expenses, net.

The shares linked to CST's Shareholders' Agreement, which continue to be held by Acesita S.A. through its jointly-controlled subsidiary Aços Planos do Sul S.A., representing 5.72% of total capital and 14.85% of voting capital, may be sold after the shareholders' agreement expires or through the possible waiver of preemptive rights by other signers of the agreement.

As defined by the Board of Directors, the amount received for the sale of shares was exclusively allocated to reduce the Company's debt, as a way of strengthening its capital structure.

The focus on the production of specialty steel, aligned with the conclusion of the first part of the financial restructuring and the ongoing final phase of the adjustments programmed by the Company, for the extension of the Company's debt, allow Acesita to have a optimistic view for the short and medium term.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and Brazilian Securities Commission - CVM instructions. The accounting principles, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the year ended December 31, 2002.

3. DERIVATIVES (SWAPS)

Derivatives, represented by exchange rate swaps plus interest, in exchange for interbank deposit rates (CDI), are reflected in the financial statements at the respective unrealized gains or losses, on the accrual basis of accounting; as of March 31, 2003, for the transactions that management did not intend to hold to maturity, the respective amounts were reduced by an allowance for adjustment to market value.

As of June 30, 2003, no similar allowance was required since the Company intends to hold these instruments to maturity.

4. ACCOUNTS RECEIVABLE

	R$	
	06/30/03	03/31/03
Domestic customers	105,961	106,565
Foreign customers	207,037	231,146
Advances on export contracts	(150,523)	(181,774)
Allowance for doubtful accounts - domestic/foreign customers	(9,324)	(6,380)
Total	153,151	149,557

5. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred tax assets are as follows:

	R$			
	06/30/03			03/31/03
	Income tax	Social contribution tax	Total	Total
Tax loss carryforwards	1,319.865	1,387,504		
Temporary differences	438,112	399,855		
	1,757,977	1,787,359		
Tax rates	25%	9%		
Total deferred tax credits	439,494	160,862	600,356	659,381
Deferred tax credits not recognized	(266,182)	(105,659)	(371,841)	(424,164)
Deferred tax credits recognized as Asset	173,312	55,203	228,515	235,217

The principal temporary differences refer to unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted for tax purposes when settled. Deferred tax credits not recognized refer basically to tax loss carryforwards, and nonoperating temporary differences.

The Company recognized deferred income and social contribution tax credits in the amount of R$228,515, based on the existence of deferred income and social contribution tax liabilities, principally related to the revaluation reserve, which ensures realization in approximately 11 years.

Tax credits by estimated realizable dates, are as follows:

	Recorded tax credits - R$	
Year	06/30/03	03/31/03
2003	7,186	10,779
2004	14,372	14,372
2005	14,372	14,372
2006	14,372	14,372
2007	14,372	14,372
2008 to 2011	57,488	57,488
2012 to 2014	106,353	109,462
Total	228,515	235,217

The reconciliation of income and social contribution taxes included in the statement of operations for the quarter and semester ended June 30, 2003, between the official and effective rates, is as follows:

	R$			
	2nd quarter		1st semester	
	Income tax - 25%	Social contribution tax - 9%	Income tax - 25%	Social contribution tax - 9%
Tax effect on:				
Income before taxes	(11,546)	(4,157)	(25,322)	(9,116)
Permanent exclusions (additions):				
Equity in subsidiaries, net of provisions	8,538	3,073	25,173	9,062
Realization of revaluation reserve	(2,643)	(952)	(5,285)	(1,903)
Other exclusions, mainly exchange variation deferral for tax purposes	5,651	2,036	5,434	1,957
Tax expense (credit) at end of period	-	-	-	-
Realization of deferred income tax at end of period, net	201	-	-	-
Credit for the period - deferred tax	201	-	-	-

6. INVESTMENTS

(a) Changes in investments are summarized as follows:

	R$			
	In subsidiaries			
	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	Other investments	Total
Balance March 31, 2003	1,304	125,330	4,688	131,322
Equity in subsidiaries	(667)	5,401	-	4,734
Reversal of reserve for losses	-	-	104	104
Balance June 30, 2003	637	130,731	4,792	136,160

CST made a revaluation of property, plant and equipment in March 1999, and the respective increase in assets is reflected in the Company's shareholders' equity as revaluation reserves, in the net amount, as of June 30, 2003, of R$42,783 (R$149,165 as of March 31, 2003). The effects recorded by the Company in the results of operations, represented by depreciation and write-off of the revalued assets, are R$106,382 for the quarter ended June 30, 2003 (R$3,155 for the 2nd quarter of 2002).

A substantial part of the original revaluation reserve in that investee was realized in the current quarter, due to the sale of CST shares in the quarter, as mentioned in Note 1.

The subsidiary Acesita International Ltd. has negative net assets of R$32,821 as of June 30, 2003 (R$42,319 as of March 31, 2003), classified in long-term liabilities, as "Other". Equity pick-up for the second quarter of 2003 was income of R$9,497 (loss of R$6,636 for the 2nd quarter of 2002).

The realizable value per thousand shares, regardless of class, of CST, based on the bid for joint purchase by Arcelor and Companhia Vale de Rio Doce, already widely publicized (see Note 1) is US$ 22.66 per thousand shares, equivalent, as of June 30, 2003, to R$65,08. The other investees do not have shares traded on stock exchanges.

Since December 31, 2002, direct and indirect investments in CST have been transferred to noncurrent assets, in view of the decision to sell such investment. Considering the partial sale of these investments on April 24, 2003 (see Note 1), the portion sold was presented in current assets under "Investments held for sale", as of March 31, 2003, for a better presentation.

Changes in these assets for the quarter and semester are as follows:

	R$				
	Aços Planos do Sul S.A.	Companhia Siderúrgica de Tubarão - CST	APSL ONPN Participações S.A.	APSL Arcelor Participações S.A.	Total
Balance as of December 31, 2002	603,182	24,666	-	-	627,848
Purchase of shares	-	2,560	-	-	2,560
Equity pick-up	52,535	3,548	-	-	56,083
Spin-off on 03/31/03	(454,665)	-	161,288	293,377	-
Balance as of March 31, 2003	201,052	30,774	161,288	293,377	686,491
Less - Transfer to current assets	-	(30,774)	(161,288)	(293,377)	(485,439)
Noncurrent assets	201,052	-	-	-	201,052
Equity pick-up	19,920	-	-	-	19,920
Recognition of allowance for adjustment to market value	(32,698)	-	-	-	(32,698)
Balance as of June 30, 2003	188,274	-	-	-	188,274

(1) Investments sold on April 24, 2003 (see Note 1).

(b) As of June 30, 2003, the Company's balances and transactions with affiliated companies are as follows:

	R$					
	Assets			Liabilities		
	Receivables from affiliated companies	Accounts receivable and other	Total	Payables to affiliated companies	Foreign suppliers, loans and other	Total
Arcelor Group	275	30	305	-	204	204
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	34,440	34,440	5,769	22	5,791
Acesita International Ltd.	216,292	-	216,292	30,228	48,754	78,982
Acesita Energética Ltda.	-	-	-	8,564	419	8,983
Preservar Madeira Reflorestada Ltda.	-	1,994	1,994	-	119	119
Acesita Centros de Serviços Ltda.	3,390	13,719	17,109	180	879	1,059
Aços Planos do Sul S.A.	-	52	52	-	-	-
Inox Tubos S.A.	-	675	675	-	23	23
Total - 6/30/03	219,957	50,910	270,867	44,741	50,420	95,160
Total - 3/31/03	265,840	54,934	320,774	34,890	60,177	95,067

	R$			
	Results of operations			
	Revenue / income			
	Sales	Financial income and exchange variations	Total	Financial expenses and exchange variations
Arcelor Group	-	641	641	23,587
Acesita Serviços, Comércio, Indústria e Participações Ltda.	32,908	-	32,908	57
Acesita International Ltd.	-	4,270	4,270	35,840
Inoxtubos S.A.	17,302	-	17,302	-
Acesita Energética Ltda.	-	14	14	141
Total - quarter ended 6/30/2003	50,210	4,925	55,135	59,625
Total - quarter ended 6/30/2002	136,760	20,758	157,518	36,520

	R$			
	Results of operations			
	Revenue / income			
	Sales	Financial income and exchange variations	Total	Financial expenses and exchange variations
Arcelor Group	-	970	970	23.587
Acesita Serviços, Comércio, Indústria e Participações Ltda.	69,074	-	69.074	165
Acesita International Ltd.	-	12,866	12.866	50,341
CST	1	-	1	-
Inoxtubos S.A.	33,735	-	33.735	-
Acesita Energética Ltda.	-	14	14	563
Total - semester ended 6/30/2003	102,810	13,850	116,660	74,656
Total - semester ended 6/30/2002	182,162	20,828	202,990	40,823

The controlling shareholders subscribed to 38,872 debentures related to the issue on December 1, 2002, equivalent to R$399,994 at the unit subscription price. These debentures were redeemed in advance on April 25, 2003, as described in Note 9. Financial expenses related to this issue totaled R$9,255 and R$47,161 for the quarter and semester ended June 30, 2003, respectively.

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed.

(c) Guarantees

As of June 30, 2003, the Company had provided guarantees on behalf of affiliated companies in the amount of R$70,097 (R$61,525 as of March 31, 2003). Additionally, as of the same date, the Company had guarantees granted on behalf of Sifco S.A. and its subsidiaries, sold in 2002, in the amount of R$2,035 (R$16,974 as of March 31, 2003).

7. PROPERTY, PLANT AND EQUIPMENT

	R$		Estimated remaining useful lives (years)
	06/30/03	03/31/03	
In operation:			
Buildings and installations	441,881	441,762	5 to 50
Industrial equipment and distribution systems	2,115,108	2,099,188	5 to 40
Vehicles, furniture and fixtures, and tools	32,598	32,060	5 to 10
Other	60,371	59,894	Various
	2,649,958	2,632,904	
Accumulated depreciation and depletion	(871,736)	(843,226)	
Land	6,103	6,103	
Advances to suppliers	16,875	17,101	
Construction in progress	4,315	12,228	
Imports in transit	143	2,990	
Total	1,805,658	1,828,100	

As of June 30, 2003, the revaluation increment, recorded in property, plant and equipment, amounts to R$694,806 (R$705,378 as of March 31, 2003). Depreciation of the revaluation increment for the quarter and semester ended June 30, 2003 was R$10,572 and R$21,142, respectively.

As of June 30, 2003, the Company had R$456,528 (R$456,528 as of March 31, 2003) of land, buildings and equipment pledged as collateral.

8. LOANS AND FINANCING

	Annual interest and fees (%)		R$	
	06/30/03	03/31/03	06/30/03	03/31/03
Foreign currency:				
Advances on exchange contracts and prepayments	5.2 to 10.0	4.3 to 16.40	579,823	652,012
Securitization of receivables	3.7 to 9.3	3.7 to 9.3	225,428	284,840
Raw materials and spare parts	2.18 to 5.8	2.18 to 6.6	49,936	93,154
Property additions	2.24 to 6.85	2.24 to 6.85	119,637	160,955
Eurobonds	11.13	11.13	202,922	242,973
Working capital and other	1.0 to 12.7	4.68 to 12.7	280,393	215,042
			1.458,139	1,648,976
Local currency:				
Property additions	9.3 to 11.5	9.3 to 11.5	1,775	1,330
Working capital and other	10.4 to 31.0	5.0 to 35.0	209,506	214,098
			211,281	215,428
			1.669,420	1,864,404
Less - Current portion			(995,298)	(1,020,357)
Long-term portion			674,122	844,047

Loans in foreign currency are principally denominated in U.S. dollars.

Eurobonds - Financing through the Eurobond issue matures in 2004.

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved at the bondholders' meeting convened by the Trustee, the Company obtained a waiver that eliminated the existing covenants and the negative pledge clauses.

In order to eliminate these covenants, the Company appointed an international financial institution (Deutsch Bank), which acquired Eurobonds from bondholders that were not willing to continue holding these bonds, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), subject to the same interest applicable to the Eurobonds. Total or partial reimbursement of the deposit to this subsidiary is subject to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsch Bank to third parties, whichever occurs first. As of June 30, 2003 and March 31, 2003, guarantee deposits with Deutsch Bank amount to R$102,364 (US$35,642,000) and R$125,195 (US$37,337,000), respectively.

Securitization of receivables - In August 2000, the Company performed receivables securitization transactions by the issuance of certificates, in the original amount of R$273,060, equivalent to US$150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul and other qualified customers, are made through its specific-purpose entity located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for carrying out supplementary trading operations until the required volume is reached. For the quarter and semester ended June 30, 2003, exports through Stainless Overseas amounted to R$179,784 and R$362,353, respectively (R$97,710 and R$141,110 for the quarter and semester ended June 30, 2002, respectively), of which R$141,119 and R$228,444, respectively, were made with Arcelor Group companies (R$62,956 and R$86,853, respectively, for the quarter and semester ended June 30, 2002). As of June 30, 2003, the balance payable on this transaction is R$233,609 (R$304,389 as of March 31, 2003) classified under Securitization of receivables, net of R$26,340 (R$40,071 as of March 31, 2003) referring to foreign exchange already released, linked to this operation.

Other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collateralized by equipment.

As of June 30, 2003, temporary cash investments earmarked exclusively for loan payments, in the amount of R$9,417 (R$10,994 as of March 31, 2003), were deposited in a restricted bank account, classified as a reduction of the related debt.

The long-term portion matures as follows:

	R$	
Year	06/30/03	03/31/03
2004	385,384	528,678
2005	168,727	186,716
2006	63,965	70,470
2007	38,606	42,178
After 2007	17,440	16,005
	674,122	844,047

9. DEBENTURES

	R$	
	06/30/03	03/31/03
August 31, 1998 issue	-	66,327
December 1, 2002 issue	38,467	485,066
	38,467	551,393
Less - Current portion	(5,637)	(518,563)
Long-term portion	32,830	32,830

August 31, 1998 issue - Under a private offering, the Company issued 135 registered debentures, nonconvertible, totally subscribed by the BNDES (National Bank for Economic and Social Development), amounting to R$135,000, guaranteed by a real estate mortgage, with the endorsement of the controlling shareholders at the time of issue. The debentures were subject to interest calculated based on the TJLP (Brazilian long-term interest rate) and a spread of 4.91% per year, with capitalization of TJLP interest exceeding 6% per year, semiannual maturities from June 15, 1999 to June 15, 2005, and early redemption option (total or partial) at the discretion of the issuer. The subscription contract includes certain covenants and conditions, compliance with which had been under negotiation with the creditor.

On April 22, 2003, the Company exercised the early redemption option and totally liquidated the debentures of this issue.

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible, at a face value of R$10,000.00 each, totaling R$800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, payable annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the early redemption, in total or in part, of the debentures. Debentureholders not agreeing with possible new conditions established by the Board will be entitled, within a period of five business days from the publication of the "Notice to Debentureholders", to indicate their right to sell their debentures to the Company. In this case, the Company is obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures, resulting from the option to sell exercised by debentureholders, may be cancelled, held in treasury or be reissued in the market.

This issue was subject to the placement of at least 40,000 debentures, a quantity reached at the time of the issue. As of March 31, 2003, there were 42,455 debentures of this issue outstanding in the market.

On April 11, 2003, the Company's Board of Directors decided to end the public offering of these debentures and to cancel the 37,545 debentures not placed through that date.

Additionally, in April 2003, the Company offered debentureholders the right to early redemption of these debentures. Investors holding 39,172 debentures accepted this offer, and the Company, on April 24 and 28, liquidated this balance; 3,283 debentures are still outstanding in the market. Redeemed debentures are held in treasury. As of March 31, 2003, debentures subsequently redeemed were shown in current liabilities.

10. INCOME AND OTHER TAXES IN LITIGATION

	R$	
	06/30/03	03/31/03
Income tax	39,462	38,614
Social contribution tax	14,210	13,456
PIS (tax on revenue)	38,141	37,098
INSS (social security charges related to independent contractors)	943	872
Other	388	374
	93,144	90,414

The Company is a party to pending litigation challenging the legal aspects of certain taxes, and has escrow deposits related to these taxes and part of the contingencies mentioned in Note 11, in the amount of approximately R$116,891 as of June 30, 2003 (R$106,258 as of March 31, 2003).

These lawsuits are related to the following principal issues:

- Income and social contribution taxes - Related to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan (economic stabilization), without observing the 30% annual limit, and the criteria defined by the tax legislation in force, which is being challenged.

- PIS (tax on revenue) - Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws No. 2,445/88 and 2,449/88, were in effect.

11. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, with various courts and governmental agencies. In addition, a reorganization reserve was recognized in order to cover costs related to a reduction in personnel.

Management, based on information provided by legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

	R$	
	06/30/03	03/31/03
Tax	16,333	17,523
Labor	7,098	4,055
Civil	7,814	8,686
Total	31,245	30,264

These reserves refer to the following major issues:

Tax:

- Social contribution tax - Litigation on attorney fee awards from a lawsuit previously settled, estimated at R$2,285 (R$2,141 as of March 31, 2003).

- ICMS (State VAT) - Refers substantially to a reserve to cover possible losses from a number of lawsuits filed by state tax authorities in connection with a dispute on the use of credits on products considered to be intermediate by the Company and for use and consumption by the authorities. As of June 30, 2003, the recognized reserve amounted to R$9,744 (R$11,203 as of March 31, 2003).

- Other - Refers substantially to reserves to cover losses from compulsory fees, increases in rates regulated by government agencies and similar, totaling R$4,304 (R$4,179 as of March 31, 2003).

Labor:

- The Company is a defendant in a number of labor claims, including moral and physical damages. The reserve to cover a possible unfavorable outcome is recognized on an individual basis, based on the opinion of the Company's legal counsel as to the possible or probable loss. The Company recognized a reserve to cover losses from these contingencies in the amount of R$7,098 (R$4,055 as of March 31, 2003).

Civil:

- The Company is a defendant in a number of civil lawsuits, involving moral and physical damages, property and possessory actions, among others. Based on the opinion of its legal counsel, the Company recognized a reserve of R$7,814 (R$8,686 as of March 31, 2003) to cover losses arising from these lawsuits.

Additionally, the Company is a defendant in other actions, principally related to social security charges, estimated at R$37,157 (R$35,593 as of March 31, 2003). Based on legal counsel's opinion that the outcome of these lawsuits is difficult to predict, management did not recognize a reserve.

As of June 30, 2003, inventories of finished products in the amount of approximately R$54,210 (R$54,210 as of March 31, 2003), were pledged as collateral for administrative and legal proceedings in progress.

12. SHAREHOLDERS' EQUITY

Changes in shareholders' equity for the quarter were as follows:

	R$			
	03/31/03	Net Income for the quarter	Realization of revaluation reserve	06/30/03
Paid-up capital	901,921	-	-	901,921
Capital reserve				
- Investment grants	3,948	-	-	3,948
Treasury shares	(3,937)	-	-	(3,937)
Revaluation reserves	614,715	-	(113,360)	501,355
Accumulated deficit	(623,922)	46,386	113,360	(464,176)
Total shareholders' equity	892,725	46,386	-	939,111

13. NONOPERATING EXPENSE, NET

Nonoperating expense, net, for the quarter and semester ended June 30, 2003, in the amount of R$50,936 and R$50,120, respectively, is substantially represented by net effect of the sale of the shares of Companhia Siderúrgica de Tubarão - CST, not linked to the shareholders' agreement (see Note 1) and by the expense related to the allowance to adjust the remaining investment in CST to estimated realizable value (see Note 6).

14. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide their employees with two pension plans, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Fundo de Pensão), the principal purpose of which is to provide benefits supplementary to those provided by government social security.

Company contributions for the quarter and semester ended June 30, 2003 amounted to R$1,032 and R$2,066, respectively (R$928 and R$1,861 for the quarter and semester ended June 2002), for Aceprev, and R$16 and R$31 (R$10 and R$21 for the quarter and semester ended June 2002), respectively, for Plano de Seguridade Acesita.

Both plans have a surplus. However, since the criteria and expectations of reimbursement or reduction of future contributions of the sponsor are not clearly defined, and the actuarial asset amount which might be recovered by the sponsor is still uncertain, the Company elected not to recognize these actuarial assets in its financial statements.

15. FINANCIAL INSTRUMENTS

The Company has financial instruments, represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and operates with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts currency/interest swap transactions (principally US$ for CDI - interbank deposit rates), in addition to receivables in U.S. dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of June 30, 2003, was R$645,947 (US$224,912,000) (R$1,176,043 -US$350,733,000 as of March 31, 2003), with scheduled maturities as follows:

	R$	
Year	06/30/03	03/31/03
2003	129,920	213,154
2004	504,288	949,332
2005	7,986	9,223
2006	3,753	4,334
	645,947	1,176,043

As of June 30, 2003, the balance of differentials related to these instruments was a net payable of R$55,613, of which R$23,218 is classified in current and long-term liabilities, according to maturity dates, and R$32,395 was classified as a part of loans (foreign currency - working capital and other) in liabilities, according to the specific characteristics of each swap contract.

As of March 31, 2003, the balance of differentials related to these instruments was a net receivable of R$139,684, of which R$141,006 was classified in current and noncurrent assets, according to maturity dates, and R$1,322 was classified as a part of loans (foreign currency - working capital and other) in liabilities, according to maturity dates.

The net exposure of the Company to the exchange rate fluctuation risk is as follows:

	Book value - R$	
	06/30/03	03/31/03
Cash and cash equivalents	326	3,318
Accounts receivable and other	309,686	352,023
Suppliers and other payables	(152,586)	(210,293)
Loans, without swap differential effects	(1,425,744)	(1,647,654)
Swap transactions, net	645,947	1,176,043
Net exposure	(622,371)	(326,563)

As of June 30, 2003, financial instrument book values which differ significantly from market values, including current and long-term portions, are as follows:

	R$	
	Book value	Market value
Liabilities:		
Loans	1,669,420	1,612,521
Debentures	38,467	38,467
Swap transactions:		
Differentials receivable (payable)	(55,613)	(46,063)

For the quarter ended March 31, 2003, the Company recognized an allowance, in the amount of R$19.709, to adjust the book value of swaps to market value, for those which management did not intend to hold to maturity, in view of the new expected exchange exposure due to the effect of the sale of the ownership interest in CST, as well as the increase in export volume which generates receivables considered as a natural hedge. For those instruments that are expected to be held to maturity, no allowance to adjust the book value of swaps to market value was recognized.

The investment in the jointly-controlled subsidiary CST is recorded at market value, based on the value defined for the sale of the shares, regardless of class, as mentioned in Note 1, of US$22.66, equivalent to R$65.08 per thousand shares.

Market value was not estimated for investments in closely-held companies, which do not have shares traded on stock exchanges.

The market value of loans, swaps and debentures was determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's methodologies. Estimated amounts do not necessarily represent the amounts that could be realized in the market at the rates/quotations adopted. The use of different sources of information and valuation methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good ratings. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales on account are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales on account. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

16. INSURANCE

The Company has insurance for its principal assets in amounts considered sufficient by management to cover possible losses. As of June 30, 2003, coverage for the industrial facilities and production interruptions is R$1,005,200, for a declared risk of R$5,428,784.

MANAGEMENT'S REPORT ON PERFORMANCE

Market and Sales

Acesita recorded good sales during the quarter despite the fact that the local and international specialty steel markets remained sluggish, thereby confirming the quality and competitiveness of its products and, consequently, allowing it to maintain the same sales level. The total sales volume was 172.1 thousand tons, a 9.7% increase when compared to 1Q03. When compared to the same period a year ago, there was a 2.4% reduction in volume.



Sales Mix – Volume
2Q02
Others
6%
Stainless
40%
Bars
17%
Carbon
17%
Silicon
NOG
15%
Silicon
OG
5%
2Q03
Stainless
53%
Others
10%
Carbon
18%
Silicon
NOG
16%
Silicon
OG
3%

Acesita's sales performance during the quarter, with volumes and mix compatible with what was recorded during the previous quarters, is specially positive considering the operating mishaps at the mill during the period. In the month of May, the delivery of gases used by different pieces of equipment, that was the responsibility of an outsourced supplier with facilities at the plant, was disrupted as a result of breakdowns involving pumping machinery. The problem was quickly attenuated by using trucks to transport these inputs, and subsequently resolved by fixing the damaged equipment. In order to minimize the impact on the production process, alternative production paths were used in an effort to supply customers within the established deadlines. These were not always the most efficient paths, and compromised the plant's operating results, temporarily compressing the margins.
At the same time, an additional sales effort was made to reorient available inventory, seeking to guarantee normal supply of the market.

Yet in this period, Acesita decided to take advantage of the opportunity to move up regular preventive maintenance of its hot strip mill (HSM), previously scheduled for the second half of 2003, and thus minimizing the impact on annual production.

During the past 12 months, the total sales volume was 673.0 thousand tons, equivalent to the volume posted during the 12 previous months (670.3 thousand tons) with nearly 19% in terms of mechanical bars included; today, higher value added products have substituted them. During this period, Acesita's sales of stainless steel increased by 37.1%, demonstrating the change in the production structure of the Company. It should be mentioned that both of the periods under analysis suffered extraordinary impacts: in the first period, the Timóteo mill was the target of strategic investments and the subsequent learning curve of the new equipment; in the latter case, the operation was influenced by the momentary problems mentioned above.

Exports

Acesita's exports are almost exclusively represented (96.3% during the quarter) by the sale of stainless steel. With the expansion of its production capacity and taking the limitation of the domestic market into account, today the international market is the main destination of Acesita's stainless steel. The volume shipped abroad during the quarter represented 56.4% of overall sales of the product, which once again surpassed sales to the local market.

Exports during the quarter rose 62.7% over the same period of the previous year, reaching 53.1 thousand tons. Asia was the main destination for international shipments, responsible for 56.6% of the total volume exported in the quarter. Considering a 12-month period, the total volume of the Company's exports rose by 85.5%.

According to the Ministry of Development's Foreign Trade, the growth of Acesita's exports between the first half of 2003 and the same period in 2002 was 207.2%, the highest percentage increase of the 40 largest Brazilian exporters.

Net Operating Revenue

During the quarter, specialty steel prices did not vary significantly. On the international market, prices in dollars increased slightly, although, when converted to local currency, a small decline in net export revenues occurred due to the appreciation of the Real. On the domestic market, only the prices of silicon steel declined during the quarter.

Relatively stable prices and an effort to place products, mainly on the international market, ensured good performance of Acesita's net operating revenue, which was R$ 536.6 million for the quarter. This quarter's revenue practically maintained the same pattern as the previous quarters and showed a 46.3% increase year-over-year. Compared to the first quarter of the year, there was an 0.85% drop because of small variations in the sales mix and the reduction in export revenues due to the appreciation of the Real during the period.



Sales Volume
(1,000 t)
150
176
188
156
157
172
30
34
57
30
35
71
37
94
33
92
33
90
32
91
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03
Net Revenues
(R$ million)
302
367
499
530
541
537
60
184
64
236
73
369
78
407
79
411
69
400
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03
Stainless
Silicon
Carbon / Alloyed
Bars
Others

Evaluating the last 12 months during which the Company operated without the mechanical bars line and was fully adapted to the new equipment and processes that were installed, Acesita's net revenues totaled R$ 2,106.8 million, representing a 54.6% growth compared to the accumulated total during the preceding 12 months. The amount confirms the expectation announced by the Company to maintain the pace of its revenues at R$ 2 billion per year.

In conformance with the Company's planning and in accordance with its new profile, export sales are playing a more important role in Acesita's overall profile. Export revenues during the quarter totaled R$ 200.7 million (US$ 67.6 million), or 37.4% of total net revenues.

Sales of **stainless steel** represented 74.6% of the total net revenue of the period, reaching R$ 400.2 million in the quarter, or a 69.8% growth as compared to the same period the previous year. Mainly, this was due to higher sales volumes. Sales performance maintained the characteristics observed during the past four quarters, demonstrating the Company's greater focus on specialty steel.

Net sales revenues from **silicon flat steel** were R$ 69.0 million for the quarter, representing a 7.1% increase of in sales obtained with the product during the same period a year earlier.

Sales of **carbon steel/alloyed** were responsible for 7.6% of sales revenues, totaling R$ 40.9 million. Acesita's sales in this segment were almost exclusively to the local market, achieving a market niche with a product containing sophisticated technical specifications and greater value added than the standard product.

Operating Performance

Operating Cash Generation - EBITDA


EBITDA
Quarterly
R$ million
12 Months Period
US$ million
15.7%
19.9%
31.1%
29.5%
27.9%
18.6%
47.5
72.9
155.3
156.2
151.2
99.8
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
19.5%
26.3%
106.3
168.5
3Q01 - 2Q02
3Q02 - 2Q03
EBITDA
EBITDA Margin

The Company's EBITDA margin, which after the shutdown of the mechanical bars line had been varying between 28 and 31%, reached its lowest level during the second quarter of 2003, posting an 18.6% return on net revenues. The decline was caused principally by the operating difficulties and also by an increase in the price of some inputs.

Nickel, which is a main item in the cost of production of stainless steel, hit US$ 9,500/ton, 14% higher than the average seen in March/03. Although the majority of sales contracts incorporates an adjustment mechanism for these variations (alloy surcharge), there is a time lag between the appropriation of the cost of production by the accounting process and its transfer to the sales price via the alloy surcharge mechanism; this mismatch causes the momentary additional compression of operating margins.

Financial Result

Financial expenses during the quarter reflected the improvement in the macroeconomic situation and the reduction of US$ 161.8 million of Acesita's debt through the sale of a portion of the shares in Companhia Siderúrgica de Tubarão (CST). As announced by the Company, the proceeds were entirely used to pay off 92% of the debentures belonging to the 5th issue (R$ 456.9 million) and debentures contracted with the BNDES in the amount of R$ 67.0 million.

The 14.4% appreciation of the Real against the dollar during the period also favorably contributed to the reduction of financial expenses, causing a positive foreign exchange effect, translating into a gain of R$ 68.5 million.

The position as of June 30 reflected a net debt of R$ 1.6 billion (including Acesita Internationals figures and reducing swap/margin account). This represented a reduction of 29.9% (R$ 669.0 million) during the past six months. This trajectory is confirmation of the Company's strategy to adjust its level of debt to the new operating performance reached after concluding capital expenditures in the Timóteo mill. During this phase, taking into account the current annual pace of the EBITDA, Acesita already has reached a net debt/EBITDA ratio of 3.2 times, being compatible with its payment capacity.

In April, swap (hedge) operations totaling US$ 100 million were canceled. These operations exceeded the amount necessary to protect the Company's cash flow (overhedge) and presented an opportunity for gains as a result of the strong downward tendency of the FX rate seen during a quarter. With the canceling of the swap operations, the result was an increase of R$ 42.4 million in the Company's cash flow, despite the fact that these same operations had generated a negative accounting adjustment of R$ 19.7 million (expense recognized in March/03). This adjustment was justified by the difference in the amount required for settlement of the operations under market conditions versus the load position on the books (using the "swap curve"). After the canceling of these operations, the Company has maintained strict policies to protect its cash flow from exchange swings, bringing greater predictability to financial management.

Although it has reduced its debt to a level that is compatible with the new level of cash flow, Acesita still presents a high concentration of short-term debt (58.6%). The next step in financial restructuring, already underway, will result in the lengthening of the debt profile. For this, alternative long-term operations are being evaluated, totaling between US$ 200 million and US$ 250 million. These operations are expected to be concluded during the second half of 2003. After raising these funds, the Company should have approximately 65% of its funding allocated over the long-term.

Net Income

The situation in the quarter saw a combination of generally inactive local and international markets together with operating mishaps in the production activity and an increase in the price of inputs that led costs to pressure margin, but Acesita's response was quite positive. The flexibility offered by the new operating structure made it possible to quickly overcome the problems and maintain sales levels. On the other hand, the debt restructuring and subsequent decline in financial costs, coupled with the positive effects of the appreciation of the Real versus the US dollar, caused financial expenses to reduce pressure on Acesita's final earnings. As a result, the Company confirmed that it had reached a position of balance and posted net earnings of R$ 46.4 million in the quarter, accumulating net earnings of R$ 101.3 million for the first half of the year.

It is important to emphasize that the deep structural changes that Acesita underwent over the past few years were taken to safeguard the Company's condition of profitability. This condition has been achieved during the past three quarters despite facing adversity. The R$ 292.1 million net income obtained during the past three quarters confirm this assertion.

Capital Expenditures (Capex)

During the first quarter, Acesita invested R$ 6.3 million. In accordance with the guidelines of the strategic plan capital expenditures must be limited to what is needed to maintain industrial competitiveness.

During the first six months of the year, capital expenditures totaled R$ 14.2 million, with the scheduled expenditures for the full year being maintained at R$ 47 million for the year.

Outlook

The domestic steel market has accompanied the country's low level of economic activity. The recent reduction in the basic interest rate and the prospect of a continuation of this trend has created a general expectation for a gradual reheating of the Brazilian economy. In the event this recovery prospect is confirmed through further reduction in interest rates, the positive effects should begin to be felt as of the fourth quarter of the year.

The international market is showing signs of uncertainty due to high levels of inventories, high nickel price volatility and, as a consequence, pressure on the price of stainless steel.

With the Company now aligned to its strategic profile of a focus on the production and sale of specialty steel, and with the substantial operating flexibility achieved through the new model and a debt reduction that had been negatively impacting earnings, Acesita foresees good future prospects, in spite of the macro-economic situation.

Deloitte
Touche
Tohmatsu

www.deloitte.com.br